Filed Pursuant to Rule 424(b)(5)
Registration No. 333-220459

Amendment No. 1 dated August 3, 2018
(To prospectus supplement dated December 11, 2017 and
prospectus dated September 28, 2017)

Up to $100,000,000

Common Stock

         This Amendment No. 1 (this "amendment") amends our prospectus supplement dated December 11, 2017 (the "prospectus supplement") and the prospectus dated September 28, 2017 (the "accompanying prospectus"). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, each of which are to be delivered with this amendment. Except as set forth in this amendment, the prospectus supplement and the accompanying prospectus, as updated by the documents incorporated by reference therein, remain unchanged.

         We have entered into separate equity distribution agreements dated as of December 11, 2017 with UBS Securities LLC, Morgan Stanley & Co. LLC, B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, D.A. Davidson & Co., Deutsche Bank Securities Inc. and Janney Montgomery Scott LLC, each a sales agent and collectively the sales agents, relating to the shares of common stock offered by the prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreements, we may offer and sell, from time to time, shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $100,000,000 through the sales agents. As of the date of this amendment, we have not sold any shares of our common stock pursuant to the equity distribution agreements.

         Our common stock is listed on the New York Stock Exchange under the symbol "AHT." On August 2, 2018, the last reported sales price of our common stock on the New York Stock Exchange was $7.92 per share.

         Sales of our common stock, if any, pursuant to the prospectus supplement, as amended by this amendment, and the accompanying prospectus may be made in negotiated transactions, which may include block trades, or transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange.

         Subject to the terms and conditions of the equity distribution agreements, the sales agents are not required to sell any specific number or dollar amount of shares, but upon acceptance of a placement notice from us, each sales agent, if acting as agent, will use commercially reasonable efforts, consistent with its normal trading and sales practices, to sell the shares offered by the prospectus supplement, as amended by this amendment, and the accompanying prospectus on the terms set forth in the placement notice. Each sales agent will receive from us a commission that will not exceed, but may be lower than, 2.0% of the gross sales price of all shares sold through it as sales agent under the applicable equity distribution agreement. In connection with any sales of common stock on our behalf, the sales agents may be deemed to be "underwriters" within the meaning of the Securities Act, and the compensation paid to the sales agents may be deemed to be underwriting commissions or discounts. See "Plan of Distribution" in the prospectus supplement.

         We also may sell some or all of the shares of common stock to a sales agent as principal for its own account at a price agreed upon at the time of sale. If we sell common stock to a sales agent as principal, then we will enter into a separate terms agreement with the sales agent, and the sale will be made pursuant to the terms thereunder.

         Our common stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust ("REIT") for federal income tax purposes. See "Description of our Capital Stock—Restrictions on Ownership and Transfer" in the accompanying prospectus.

         Investing in our common stock involves various risks. Risks associated with an investment in our common stock are described under the heading "Risk Factors" on page S-3 of the prospectus supplement and in our Annual Report on Form 10-K most recently filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as updated by our subsequent filings under the Exchange Act, which are incorporated by reference into the prospectus supplement and the accompanying prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this amendment, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank	Morgan Stanley

B. Riley FBR	Baird	D.A. Davidson & Co.	Deutsche Bank Securities	Janney Montgomery Scott

The date of this Amendment No. 1 to Prospectus Supplement is August 3, 2018

ABOUT THIS AMENDMENT

        The prospectus supplement, as amended by this amendment, and the accompanying prospectus are part of a shelf registration statement. The prospectus supplement, as amended by this amendment, describes the specific terms of this offering. You should rely only on the information contained in or incorporated by reference into the prospectus supplement, as amended by this amendment, the accompanying prospectus, and any free writing prospectus that we deliver to you. We have not, and the sales agents have not, authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this amendment, the prospectus supplement and the accompanying prospectus is accurate as of the date of the respective documents only and that any information we have incorporated by reference in the prospectus supplement and the accompanying prospectus is accurate only as of the date given in the document incorporated by reference, as applicable, regardless of the time of delivery of this amendment, the prospectus supplement, the accompanying prospectus, any related free writing prospectus, or any sale of our common stock. Our business, financial condition, results of operations or prospects may have changed since those dates.

        To the extent there is a conflict between the information contained in this amendment, on the one hand, and the information contained in the prospectus supplement, the accompanying prospectus or in any document incorporated by reference into the prospectus supplement and the accompanying prospectus that was filed with the Securities and Exchange Commission (the "SEC") under the Exchange Act prior to the date of this amendment, on the other hand, you should rely on the information in this amendment. In addition, any statement in a filing we make with the SEC under the Exchange Act prior to the termination of this offering that adds to, updates or changes information contained in an earlier filing we made with the SEC shall be deemed to modify and supersede such information in the earlier filing, this amendment, the prospectus supplement or the accompanying prospectus, as the case may be.

        When used in this amendment and the prospectus supplement, the terms "the Company," "our company," "we," "us" or "our" refer to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries.

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ADDITIONAL MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain additional material federal income tax considerations with respect to the ownership of our common shares. This summary supplements and should be read together with the section entitled "Material Federal Income Tax Considerations" in the accompanying prospectus and filed as part of our registration statement on Form S-3 (No. 333-220459).

  Recent Legislation

        On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act ("TCJA") which made many significant changes to the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Pursuant to the TCJA, as of January 1, 2018, (1) the federal income tax rate applicable to corporations is reduced to 21%, (2) the highest marginal individual income tax rate is reduced to 37%, (3) the backup withholding rate is reduced to 24%, and (4) the corporate alternative minimum tax is repealed. In addition, individuals, estates and trusts may deduct for income tax purposes up to 20% of certain pass-through income, including ordinary REIT dividends that are not "capital gain dividends" or "qualified dividend income," subject to complex limitations. For taxpayers qualifying for the full deduction, the effective maximum income tax rate on ordinary REIT dividends would be 29.6% (through taxable years ending in 2025). The maximum rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests is also reduced from 35% to 21%. The deduction of net interest expense is limited for all businesses; provided that certain businesses, including real estate businesses, may elect not to be subject to such limitations and instead to depreciate their real property related assets over longer depreciable lives. This limitation could adversely affect our taxable REIT subsidiaries. Under the TCJA, we generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule may require the accrual of income with respect to our debt instruments, such as original issue discount or market discount, earlier than would be the case under the general tax rules, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt instruments issued with original issue discount, for tax years beginning after December 31, 2018. Under the TCJA our deduction for any net operating loss carryforwards arising from losses we sustain in taxable years beginning after December 31, 2017 is limited to 80% of our REIT taxable income (determined without regard to the deduction for dividends paid).

        We urge you to consult your tax advisors regarding the impact of the TCJA on the purchase, ownership and sale of our common stock.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York. In addition, the description of federal income tax consequences contained in the section of this amendment entitled "Additional Material Federal Income Tax Considerations" and the section of the accompanying prospectus entitled "Material Federal Income Tax Considerations" is based on the opinion of Hunton Andrews Kurth LLP. Certain legal matters related to the offering will be passed upon for the sales agents by DLA Piper LLP (US). Certain Maryland law matters in connection with this offering will be passed upon for us by Hogan Lovells US LLP, Baltimore, Maryland. Cadwalader, Wickersham & Taft LLP and DLA Piper LLP (US) will rely on the opinion of Hogan Lovells US LLP, Baltimore, Maryland, as to all matters of Maryland law.

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EXPERTS

        The consolidated financial statements of Ashford Hospitality Trust, Inc. at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, appearing in Ashford Hospitality Trust, Inc.'s Annual Report (Form 10-K) have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on their authority as experts in accounting and auditing.

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